Exhibit 99
MAGNA LOGO                                Magna International Inc.
                                          337 Magna Drive
                                          Aurora, Ontario L4G 7K1
                                          Tel   (905) 726-2462
                                          Fax   (905) 726-7164

                                PRESS RELEASE

                             MAGNA ANNOUNCES CHARGES

December 6, 2004, Aurora, Ontario, Canada.....Magna International Inc.
(TSX: MG.SV.A, MG.MV.B; NYSE: MGA) announced today that it expects to incur charges that would negatively impact diluted earnings per share by approximately $0.22 in the fourth quarter of 2004.
    Earlier today, Decoma International Inc. ("Decoma"), a publicly traded subsidiary of Magna, issued a press release disclosing that its board of directors has approved a plan to cease anodizing operations currently being conducted at its Anotech facility. The plan provides for the programs currently at Anotech to be transferred to two other Decoma facilities, with implementation expected during the second quarter of 2005. The plan will result in a write down of Anotech's fixed assets as well as severance costs totalling approximately $20 million, which will be recorded in the fourth quarter of 2004.
    Decoma also announced today that it will record an impairment charge related to metal trim assets at its Prometall facility and extrusion assets located at its Decotrim facility, both of which are located in Europe. The impairment charge of approximately $16 million will be recorded in the fourth quarter of 2004.

    Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Our products include:
Automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr.
    Magna has approximately 81,000 employees in 219 manufacturing operations and 49 product development and engineering centres in 22 countries.

....For further information, please contact Vincent J. Galifi or
Louis Tonelli at (905) 726-7100

    This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties principally relate to the risks associated with the automotive industry and include those items listed in our most recent Management's Discussion and Analysis of Results of Operations and Financial Position. In addition, for a more detailed discussion, reference is made to the risks, assumptions, uncertainties and other factors set out in our Annual Information Form filed with the Canadian Securities Commissions and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.


    For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.